Plei Video Transcript

Hi, my name is Sebastian Duque and I am the Co-Founder and CEO of Plei.

Plei is a mobile app that connects soccer players so that everyone has access to play the beautiful game on demand

Soccer is the most popular sport in the world. However, there is no platform where amateur soccer players can connect with one another, and this leads to barriers in the industry that restrict many from playing the sport they love.

I've been playing soccer my whole life, and as I got older these were problems that were extremely evident in my day to day life. For example, before playing a player must first gather a group of people to play with (all who must commit to play at the same time and location), then find a field to play at and ensure that that field will be available just for them.

We think that playing soccer should be as easy as ordering an Uber, and so we created a platform that makes playing soccer easy and accessible to all.

With Plei, users are 2 clicks away from playing soccer in their neighborhood. Our technology takes care of making sure that the games fill up with the necessary amount of players to complete a game, as well as guides each player throughout the process so that they know exactly what to do once they get on the field.

We launched our mobile app in March of 2019 and as of January 2020 we're having 240 games per month. In doing so, we've been able to build a community of passionate players who tell us that the Plei App has changed their lives.

"Ever since the Plei App has entered my life, you know playing soccer has been a lot more efficient, a lot more frequent, and a lot more organized"

"Using the Plei App has been amazing because the convenience of being able to find a game is pretty much like two or three clicks away"

"You know I'm even more passionate about soccer now because I play more"

"I've found really good friends through it, I'm able to you know connect through the game"

"Feel pretty good about yourself when you win and contribute, so it's a win win all around"

"One thing that the Plei App has allowed me to do, is essentially get a workout everyday of the week, morning, noon, and night, anytime that I want, so it's been truly life changing, because it's being able to introduce a form of exercise that I haven't been able to do for a long time and it's a lot of fun doing it"

Hi my name is Alejandro Duque, I'm the Co-founder and COO of Plei

The secret to our success is that we partner directly with soccer facilities and provide them with a management system that improves their operations. Our technology reads their field inventory and intelligently creates Plei App games on unused inventory which generates more business to our partner facilities.

This has allowed us to build our company on top of a sustainable business model. In 2019 we generated over $300 thousand dollars in revenue, and in 2020 we are projected to generate $1 Million dollars in revenue.

We are currently servicing the south Florida and Houston Texas markets, where we've proven out a concept we are certain can scale globally. Our plans for 2020 is to expand to all major markets in the United States, and beyond that to take our company global - until we reach our goal of building a community of players under one platform where soccer is accessible to everyone around the world.

We would love for you to join us on our journey as we continue to scale our services domestically and abroad. Ultimately, Everything we do is for our community and their experience playing the beautiful game. This is the game that brings us together, and we want to impact as many people as possible through our platform, one game at a time.